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05036929

SECU[illegible] [illegible]MISSION
[illegible]ngton, D.C. 20549

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SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH. D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ARCHIPELAGO SECURITIES, L.L.C

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
100 South Wacker Drive, Suite 1800
(No. and Street)

Chicago	**IL.**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PAT MURPHY **312 442 7005**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Archipelago Securities, L.L.C., as of December 31st, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Financial and Operations Principal

Title

Notary Public

"OFFICIAL SEAL"
THERESE FAYE WALLACE
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 04/16/08

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Archipelago Securities, LLC

Statement of Financial Condition

December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member of
Archipelago Securities, LLC

We have audited the accompanying statement of financial condition of Archipelago Securities, LLC (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young

February 10, 2005

Archipelago Securities, LLC

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$10,496,915
Receivables from related parties	2,445,339
Fixed assets (net of accumulated depreciation and amortization of $1,026,782)	270,864
Other assets	1,044,639
Total assets	$14,257,757
Liabilities and Member's equity	
Liabilities:	
Payables to brokers, dealers and exchanges	$ 4,256,099
Total liabilities	4,256,099
Member's equity	10,001,658
Total liabilities and Member's equity	$14,257,757

See accompanying notes.

Archipelago Securities, LLC

Notes to Statement of Financial Condition

December 31, 2004

1. Organization and Nature of Operations

Archipelago Securities, LLC (the "Company"), formerly RediBook ECN LLC, a Delaware limited liability company, was established on September 23, 1999. The Company was a wholly-owned subsidiary of Archipelago Holdings, LLC (the "Parent" or "Member"), a Delaware limited liability company. On August 11, 2004, the Parent converted to a Delaware corporation, Archipelago Holdings, Inc.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Parent acquired REDIBook ECN LLC ("Redibook") on March 18, 2002 in a transaction accounted for as a purchase. The business combination was affected through an exchange of equity interests whereby the Parent issued limited liability company interests to all holders of interests in RediBook in exchange for all of such holders' interests in RediBook. At the closing of the transaction, RediBook became a wholly-owned subsidiary of the Parent. On July 2, 2002, Redibook changed its name to Archipelago Securities, LLC.

In July 2000, the Parent partnered with the Pacific Exchange, Inc. ("PCX") to create the first open all-electronic stock market in the United States for trading in all NYSE, Nasdaq, AMEX and PCX-listed stocks. The agreement facilitated the creation of the Archipelago Exchange ("ArcaEx") to conduct the equities trading business of the PCX that formerly existed as a floor-based trading business. The Securities and Exchange Commission's (the "SEC") approval of ArcaEx was announced in October 2001 and ArcaEx began trading operations for listed securities in March 2002 and for over-the counter securities ("OTC") in April 2003.

Through April 2003, the Company's primary business activity included the operation of an "electronic communications network" ("ECN") as defined under Rules 11Ac1-1 and 11Ac1-4 of the Exchange Act. An ECN is an order execution system through which orders received exclusively from other brokers or dealers or institutions involving Nasdaq (a division of the NASD) and listed securities are executed on an agency basis. Subsequent to April 2003, the Company primarily acts as a routing agent of ArcaEx by routing orders to other execution venues that contain the best bid or offer in the market.

1. Organization and Nature of Operations (continued)

In July 2004, the Company began clearing certain trades of broker-dealer clients of an affiliate, rather than using an affiliated broker-dealer. As a result of this change, the Company reports and reconciles certain trades and positions directly with the National Securities Clearing Corporation ("NSCC"), a subsidiary of the Depository and Trust Clearing Corporation. In relation to its self-clearing activities, the Company was required to provide a $1.0 million deposit to the NSCC, which is included in Other Assets in the accompanying statement of financial condition.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation have been included.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Fixed Assets

Fixed assets consist of computer hardware and software, furniture and equipment. All fixed assets are carried at cost and are depreciated on a straight-line basis using the estimated useful lives of three to seven years.

2. Summary of Significant Accounting Policies (continued)

Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition (including cash and cash equivalents, receivables, payables and accrued expenses) approximates their carrying value.

Income Taxes

The Company is a single member limited liability company ("SMLLC") and has selected, for federal, state and local income tax purposes, to be treated as a division of the Parent. Such entities are generally not subject to entity level federal, state or local income taxation. All items of income, expense, gain and loss of the Company are therefore included in the tax returns of income of the Parent. On August 11, 2004, the Parent changed its legal status from a limited liability company organized under Delaware law to a corporation organized under Delaware law. Prior to that date, the Parent was treated as a partnership for federal, state and local income tax purposes. As a result of the conversion, the Parent is subject to corporate income tax for federal, state and local purposes. The Company's status as a division of the Parent for income tax purposes is applicable both before and after the conversion. Accordingly, the Company is not required to provide for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, for the year ended December 31, 2004.

3. Fixed Assets

Fixed assets consisted of the following as of December 31, 2004:

Computers and equipment	$ 917,409
Software and other	380,237
	1,297,646
Accumulated depreciation and amortization	(1,026,782)
	$ 270,864

4. Related Party Transactions

The Company primarily acts as a routing agent of ArcaEx by routing orders to other execution venues that contain the best bid or offer in the market. The Company earns routing fees from ArcaEx representing 105% of actual routing costs charged by other execution venues. For the year ended December 31, 2004, this fee totaled $25,808,548 of which $2,120,570 was outstanding as of December 31, 2004.

In July 2004, the Company began performing clearing services on behalf of an affiliate. For the year ended December 31, 2004, the Company charged an affiliate $2,185,655 for clearing services of which $324,769 was outstanding as of December 31, 2004.

5. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by the Rule. This method requires that minimum net capital not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3. As of December 31, 2004, the Company's net capital of $7,042,544 was $6,792,544 in excess of required net capital.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.